Exhibit 11.1

Nexen Inc.

Statement re: Computation of Earnings per Share - U.S. GAAP

For the Year Ended December 31, 2007

(Amounts in Cdn $ millions, except shares and per share amounts)

	2007					2006	2005
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Annual	Annual	Annual

Net income from continuing operations available to common stockholders (U.S. GAAP)	$118	$354	$388	$152	$1,012	$579	$658

Net income available to common stockholders(U.S. GAAP)	$118	$354	$388	$152	$1,012	$579	$1,110

Basic
Weighted average number of common shares outstanding (thousands)	525.9	527.0	527.4	528.1	527.1	524.2	520.7

Basic earnings per share from continuing operations	$0.22	$0.67	$0.74	$0.29	$1.92	$1.10	$1.26

Basic earnings per share	$0.22	$0.67	$0.74	$0.29	$1.92	$1.10	$2.13

Diluted
Weighted average number of common shares outstanding (thousands)	525.9	527.0	527.4	528.1	527.1	524.2	520.7

Net additional shares issuable pursuant to stock options (thousands):
Issuable on exercise	28.4	26.9	25.7	21.3	26.6	27.7	26.8
Re-purchasable from proceeds	(15.8)	(15.6)	(15.3)	(12.4)	(15.7)	(14.0)	(14.8)

Net dilutive effect of stock options (thousands)	12.6	11.3	10.4	8.9	10.9	13.7	12.0

Adjusted number of common shares (thousands)	538.5	538.3	537.8	537.0	538.0	537.9	532.7

Diluted earnings per share from continuing operations	$0.22	$0.66	$0.72	$0.28	$1.88	$1.08	$1.23

Diluted earnings per share	$0.22	$0.66	$0.72	$0.28	$1.88	$1.08	$2.08